As filed with the Securities and Exchange Commission on August 6, 2009
Registration No. 333-132383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________

POST EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_______________________________

HIMAX TECHNOLOGIES, INC.
(Exact name of issuer of deposited securities as specified in its charter)
Not Applicable
(Translation of issuer’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-8500
(Address, including zip code, and telephone number, including area code of depositary’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York  10005

It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☒	on August 10, 2009 at 8:30 am (EST time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing two Ordinary Shares of Himax Technologies, Inc.	N/A	N/A	N/A	N/A
(1)	Each unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of determining the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2)  to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.	Description of Securities to be Registered.

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Face of Receipt – Introductory paragraph

(2) Title of American Depositary Receipts and identity of deposited securities	Face of Receipt – Top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt – Upper right corner

(ii) Procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 14 and 15

(iii) Collection and distribution of dividends	Reverse of Receipt – Paragraphs 13 and 14

(iv) Procedures for transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph 12 Reverse of Receipt – Paragraphs 14 and 15

(v) Sale or exercise of rights	Reverse of Receipt – Paragraphs 13 and 14

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraph 3 Reverse of Receipt – Paragraphs 13 and 16

(vii) Amendment, extension or termination of the Deposit Agreement	Reverse of Receipt – Paragraphs 19, 20 and 21 (no provision for extension)

(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of receipts	Face of Receipt – Paragraph 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 4, 6, 7, 8 and 9

(x) Limitation upon the liability of the Depositary	Reverse of Receipt – Paragraphs 17 and 18

(3) Fees and Charges	Face of Receipt – Paragraph 9

Item 2.	Available Information.

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Public reports furnished by issuer	Face of Receipt – Paragraph 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Exhibits.

(a)(1) Form of Deposit Agreement among Himax Technologies, Inc. (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”).   Previously filed as Exhibit (a) to Registration Statement 333-132383 and incorporated herein by reference.

(a)(2) Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

 (e) Certification under Rule 466 – Filed herewith as Exhibit (e)

Item 4.	Undertakings.

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on the 6th day of August, 2009 .

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for ordinary shares of Himax Technologies, Inc.

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Himax Technologies, Inc. certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tainan, Taiwan, Republic of China on the 6th day of August 6, 2009 .

HIMAX TECHNOLOGIES, INC.

By:	/s/ Jordan Wu
Name:	Jordan Wu
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jordan Wu	President, Chief Executive and Director	August 6, 2009
Jordan Wu	(principal executive officer)

*	Chief Financial Officer	August 6, 2009
Max Chan	(principal accounting officer)

*	Chief Technology Officer and Director	August 6, 2009
Chih-Chung Tsai

*	Chairman of the Board of Directors	August 6, 2009
Dr. Biing-Seng Wu

*	Director	August 6, 2009
Jung-Chun Lin

*	Director	August 6, 2009
Dr. Chun-Yen Chang

*	Director	August 6, 2009
Yuan-Chuan Horng

*By:	/s/ Jordan Wu
Jordan Wu
Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in Newark, Delaware, on August 6, 2009 .

PUGLISI & ASSOCIATES

By:	/s/ Donald Puglisi
Donald Puglisi
Managing Director

EXHIBIT INDEX

Exhibit	Description

(a)(2)	Form of Amendment to Deposit Agreement , including the Form of American Depositary Receipt.

(e)	Rule 466 Certification